ETF DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT made this 15th day of June 2021, by and between Jacob Asset Management of New York LLC, a Delaware limited liability company (the “Adviser”), and Quasar Distributors, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Jacob Funds Inc. (the “Company”) have entered into an ETF distribution agreement dated as of June 15, 2021 (the “ETF Distribution Agreement”) whereby the Distributor acts as the principal underwriter of certain series of the Company, as listed in Exhibit A to the ETF Distribution Agreement (the “Funds”); and

WHEREAS, the Adviser serves as investment adviser for the Funds, which is an open-end investment company registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, in consideration of the Distributor’s agreement to provide certain distribution services to the Company as described in the ETF Distribution Agreement, the Adviser will compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, the Adviser and the Distributor hereby agree as follows:

1.Compensation and Expenses. The Distributor will provide the Funds that the Adviser manages with the distribution services set forth in the ETF Distribution Agreement, and the Adviser will pay the Distributor the compensation set forth in Exhibit A.
2.Term and Termination.
(a)This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the ETF Distribution Agreement, and will terminate automatically upon any termination of the ETF Distribution Agreement; provided, however, that, notwithstanding such termination of the ETF Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to this Agreement for services performed through such termination date.
(b)This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.
3.Limitation of Liability. The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, fraud, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement, or by reason of its material breach of this Agreement.

4.Representations and Warranties.
(a)The Adviser represents and warrants the following:
(i)this Agreement has been duly authorized by the Adviser and, when executed and delivered, will constitute a legal, valid and binding obligation of the Adviser, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and
(ii)it is a duly registered investment adviser under the Investment Advisers Act of 1940, as amended, and shall immediately notify the Distributor should the foregoing no longer be true during the term of this Agreement.
(iii)this Agreement has been disclosed to the Board of Directors of the Company (the “Board”), and the Adviser has provided all such information to the Board as may be appropriate (or as has been requested by the Board) in connection with the Board’s review or approval of the arrangements contemplated hereunder, including amounts expended by the Adviser hereunder.
(b)    The Distributor represents and warrants the following:
(i)it is a duly registered broker-dealer in good standing with the Financial Industry Regulatory Authority (“FINRA”), and shall immediately notify the Adviser should the foregoing no longer be true during the term of this Agreement; and
(ii)this Agreement has been duly authorized by the Distributor and, when executed and delivered, will constitute a legal, valid and binding obligation of the Distributor, enforceable against the Distributor in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.
5.    Confidentiality.
(a)During the term of this Agreement, the Distributor and the Adviser may have access to non-public or proprietary information relating to the other party’s business, procedures, personnel, and clients. As used in this Agreement, “Confidential Information” means all non-public or proprietary information belonging to the Distributor or the Adviser which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to the non-disclosing party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Confidential Information includes information developed by either party in the course of engaging in the activities provided for in this Agreement, unless: (i) the information is or becomes publicly known without breach of this Agreement, (ii) the information is disclosed to the other party by a third party not under an obligation of confidentiality to the party whose Confidential Information is at issue of which the party receiving the information should reasonably be aware, or (iii) the information is independently developed by a party without reference to the other’s

Confidential Information. Each party will protect the other party’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information and will not use the other party’s Confidential Information other than in connection with its duties and obligations hereunder. Notwithstanding the foregoing, a party may disclose the other party’s Confidential Information if (i) required by law, regulation or legal process or if requested by any regulatory agency with jurisdiction over the Distributor, the Funds or the Adviser; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; (iii) requested to by the other party; or (iv) such disclosure is pursuant to a routine regulatory or self-regulatory exam or in response to a regulatory or self-regulatory request for information directed at the receiving party; provided that in the event of (i), (ii) or (iv) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and shall reasonably cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure. Subject to the foregoing, nothing in this Agreement shall be deemed to authorize the Distributor to waive any attorney-client, work product or other privilege of the Adviser or the Company.

(b)In the event that the receiving party becomes aware that any of the other party’s Confidential Information has been disclosed by the receiving party to any unauthorized person(s), regardless of the form of disclosure including, but not limited to: (i) accidental, inadvertent or intentional; (ii) theft; or (iii) breach of its technology systems, the receiving party will notify, to the extent possible or permitted, the other party as soon as reasonably practicable of such disclosure (“Incident”). Each Party agrees that all communications, information, and data related to any Incident investigation, assessment, or decision is deemed “Confidential Information” under this Agreement.
6.Adviser acknowledges and agrees that the Distributor may enter into, assume, or become a party to certain agreements, which require the Distributor to pay fees or make payments in excess of funds made available to the Distributor to financial intermediaries (“Fees”), provided that the Distributor will not enter into such financial intermediary arrangements without the advance, specific written consent of the Adviser. To the extent that the Distributor is required to pay Fees, the Adviser hereby agrees to make all such payments. Adviser hereby agrees to pay all such Fees, including the reimbursement of any costs and expenses of the applicable financial intermediary, to the Distributor at least 10 days in advance of the date on which such payments are due from Distributor to the applicable financial intermediary, or in the alternative, to pay such Fees directly to the applicable financial intermediary on or before the date on which such payments are due.
7.Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, email, or posted by certified mail with return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Quasar Distributors, LLC Attn: Legal Department Three Canal Plaza, Suite 100 Portland, ME 04101 Telephone: (207) 553-7110 Email: legal@foreside.com	Jacob Asset Management of New York LLC Attn: Ryan Jacob 727 2nd Street, #106 Hermosa Beach, CA 90254 Telephone: (424) 237-2164 Email: rjacob@jacobam.com

8.Assignment. This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.
9.Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.
10.Miscellaneous.
(a)Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.
(b)This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.
(c)If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.
(d)This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
(e)No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.
(f)Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit A hereto shall be sent by Distributor to the address furnished above in Section 7(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).
(g)This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

JACOB ASSET MANAGEMENT OF NEW YORK LLC	QUASAR DISTRIBUTORS, LLC

By: /s/ Ryan I. Jacob Name: Ryan I. Jacob Title: Chairman and Chief Executive Officer	By: /s/ Mark Fairbanks Name: Mark Fairbanks Title: Vice President

EXHIBIT A
Compensation

DISTRIBUTION SERVICES FEES

Description		Fee
Base Fee – ETF Legal Underwriting Services
Asset fee, based on total assets in the Funds, calculated and billed monthly. Asset fee is subject to an annual minimum fee based on the total number of Funds
a.1 to 5 Funds: $15,000 per Fund
b.6 or more Funds: $10,000 per Fund (starting with the 6th Fund)
Up to $500 million: 0.50 basis point $500 to $1 billion: 0.30 basis point Over $1 billion: 0.20 basis point
Review of Fund Marketing Material
Standard fee per communication piece for the first 10 pages (minutes if audio or video)

Fee after 10 pages/minutes

Expedited fee per communication piece requiring 24 hour expedited review for the first 10 pages (minutes if audio or video)

Fee after 10 pages/minutes (expedited)
$125 standard review $10 per page/minute $600 expedited review $25 per page/minute
Implementation Fee – ETF Legal Underwriting Services	Includes coordination of AP agreements, electronic connectivity and other Fund launch requirements.	$5,000 (waived)
Notes: Legal Underwriting Fund fee minimum is subject to a CPI-U adjustment based on the anniversary date of the agreement. All other fees are calculated and billed monthly.

OUT-OF-POCKET EXPENSES

Reasonable and documented out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the ETF Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Reasonable and documented out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the ETF Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees;

communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

•Fees will be calculated and payable monthly.